FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 31, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdan/Parijs, 31 juli 2007

SOFINCO AQUIRES INTERBANK AND DMC GROUP from ABN AMRO

SOFINCO entered into an agreement with ABN AMRO to acquire the total capital of INTERBANK N.V. and DMC Groep N.V. companies. INTERBANK N.V. is the largest specialised credit provider in the Netherlands. INTERBANK N.V products are distributed through a brokers network. At year end 2006, It achieved euro 2 billion outstanding. DMC Groep N.V. is the third largest broker specialised in consumer credit with a “intermediated” portfolio of euro 217 million at year end 2006.

Already operating in the Netherlands with RIBANK N.V., a fully-owned company, SOFINCO is accelerating its development on the Dutch market, becoming the first local specialised company in consumer credit, with a market share growing from 3% to 14%. The transaction will offer SOFINCO the opportunity to strengthen its expertise in distributing consumer credit through a brokers’ network, and to improve its performance thanks to potential synergies between both branches, with the contribution of SOFINCO’s specific know how. SOFINCO is willing to pursue and to develop INTERBANK’s strategy in relation to independent brokers. The acquisition is now to be reviewed by Dutch National Bank and should be effective before year-end.

ABN AMRO decision to divest InterBank and DMC is in line with its previously stated objectives to focus on activities core to its strategy. At the end of 2006 the bank determined that both InterBank and DMC were non core businesses and that it would explore the possibility of divesting the intermediary consumer finance business of InterBank and DMC.

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SOFINCO is one of the Crédit Agricole group’s consumer credit subsidiaries, part of the Specialised Financial Services pole (SFS). At year end 2006, almost 60% of SOFINCO managed outstanding came from its international activities. Its development policy is based on three strategic lines:
- organic growth: outstanding managed by the existing subsidiaries increased in 2006 by almost 25% compared to 2005,
- strengthening and development of partnerships,
- expansion on new markets or new acquisitions like INTERBANK.

Crédit Agricole S.A.’s Specialised Financial Services (SFS) is one of European leaders in consumer credit. It achieved €55,1 Billion managed outstanding March 31, 2007.
SFS operates in 19 countries: Germany, Saudi Arabia, Austria, Belgium, Denmark, France, Italy, Greece, Hungary, Morocco, Norway, the Netherlands, Poland, Portugal, the Czech Republic, the United Kingdom, Spain, Sweden and Switzerland.

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Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 billion (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide.

Press contacts :
Sofinco : Nicolas PECOURT ; tel 00 33 1 60 76 88 17 ; Email: presse@sofinco.fr
ABN AMRO/ InterBank/DMC : Hans van ZON: 020 383 4483 ; Email: hans.van.zon @nl.abnamro.com
Ribank : Kees DROPPERT: 030 607 37 77 ; Email: k.droppert@ribank.nl

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The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC and the Consortium; the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 31, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg
		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary